Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 15, 2025, in connection with their beneficial ownership of Domo, Inc. Each of CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV, TAM UK International Holdings Limited, Threadneedle Holdings Limited, TAM UK Holdings Limited, Threadneedle Asset Management Holdings Limited, TC Financing Limited, Threadneedle Asset Management Limited, Threadneedle Investment Services Limited and Threadneedle Management Luxembourg S.A. authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

TAM UK International Holdings Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Threadneedle Holdings Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

TAM UK Holdings Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Threadneedle Asset Management Holdings Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

TC Financing Ltd
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Threadneedle Asset Management Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Threadneedle Investment Services Limited
By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Threadneedle Management Luxembourg S.A.

By Columbia Management Investment Advisers, LLC, as Attorney in Fact
By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV
By: /s/ Claire Manier
Name: Claire Manier
  Title: Conducting Officer, Threadneedle Management Luxembourg S.A.